

May 1, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Mini Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Mini Trust (BTC)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 12, 2024**
> **File No. 333-277837**

Dear Michael Sonnenshein:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 5, 2024, letter.

Amendment to Form S-1 filed April 12, 2024

Unaudited Pro Forma Financial Statements, page 60

1. We note your response to the third bullet of prior comment 4 and your pro forma financial statements. Please address the following:
   - Revise the third paragraph of your introduction and the first paragraph of Note 1 to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and
   - We are unable to recompute all the amounts presented in your pro forma financial statements based on the description of all pro forma adjustments in Note 3. Address the following:

- ° Separately provide us with the number of bitcoin assumed transferred on January 1, 2023 and the number of bitcoin used to fund the Sponsor's Fee along with the relevant unit fair values and dollar amounts.
- ° Tell us your consideration for separately presenting Transaction Accounting Adjustments under Rule 11-02(a)(6)(i) of Regulation S-X and Management's Adjustments under Rule 11-02(a)(7) of Regulation S-X.
- ° Tell us how your presentation clearly explains the assumptions underlying the calculations for the transaction accounting adjustments. Refer to Rule 11-02(a)(8) of Regulation S-X.

<u>Initial Distribution, page 135</u>

2.   We note your response to the first two bullets of prior comment 4 and your revised description of the transaction as an Initial Distribution that will be characterized as a sale under U.S. GAAP, which results in an accounting realization event, but does not constitute a recognition event for U.S. federal income tax purposes. Please address the following:

- Provide us with your accounting analysis and reference authoritative guidance to support your determination to account for the transaction as a sale under U.S. GAAP instead of a spinoff considering that you acknowledge that Grayscale Bitcoin Trust (GBTC) and Grayscale Bitcoin Mini Trust (BTC) will have a parent-subsidiary relationship immediately prior to the Initial Distribution on the Distribution Date;
- Provide us the journal entries to be recorded by both GBTC and BTC for the transaction; and
- With respect to your predecessor response, we reissue our comment. Please tell us in greater detail your consideration of the definition of predecessor in Rule 405 of Regulation C as applied to GBTC and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required. Provide us a comprehensive analysis as to why you believe GBTC or a portion of GBTC is not the predecessor of BTC and reference all the authoritative guidance you use to support your position.

Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets